EQUITABLE OF IOWA COMPANIES AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table reflects the company's computation of the ratio of earnings to fixed charges for the last five years:

                       For the
                     Nine Months
                       ended            For the Year ended December 31,
                      Sept 30,   ---------------------------------------------
                        1994       1993     1992     1991     1990     1989
                     ---------   ---------------------------------------------
Consolidated pretax                        (Dollars in thousands)
 income from continuing
 operations before equity
 income, extraordinary
 items and cumulative
 effect of accounting
 change              $113,027    $134,995  $83,743  $43,128  $34,540  $41,627

Share of pretax losses
 of unconsolidated
 majority-owned
 affiliate                ---         ---      ---      ---      ---     (185)

Share of pretax
 losses of 50%
 owned affiliates        (127)       (368)    (268)    (392)    (446)    (427)

Distributed earnings of
 less than 50% owned
 affiliates               137         321      464      128      241      338

Interest                7,687      11,177   11,099   10,012    9,911    8,689


Amortization of
 debt issuance
 expenses                   6           8        8        8        8        8

Interest portion of
 rental expense           660         771      949      924      918      546
                     ---------   ---------------------------------------------
     Earnings        $121,390    $146,904  $95,995  $53,808  $45,172  $50,596
                     =========   =============================================

Interest               $7,687     $11,177  $11,099  $10,012   $9,911   $8,689

Amortization of
 debt issuance
 expenses                   6           8        8        8        8        8




Interest portion of
 rental expense           660         771      949      924      918      546
                     ---------   ---------------------------------------------

     Fixed Charges     $8,353     $11,956  $12,056  $10,944  $10,837   $9,243
                     =========   =============================================

Ratio of Earnings to
 Fixed Charges          14.53       12.29     7.96     4.92     4.17     5.47
                     =========   =============================================

No preferred stock dividends were paid during the periods presented.
 Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

The company guarantees debt of an unaffiliated party.  Fixed charges of:
 1994 - $1,741,000; 1993 - $2,359,000; 1992 - $2,389,000; 1991 - $2,416,000;
 1990 - $2,440,000; and 1989 - $2,463,000, have been excluded from the computation of the ratio of earnings to fixed charges because the company does not believe it probable that it will be required to satisfy this guarantee.